Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to stockholders and to the market in general that the Board of Directors at meeting held on March 26, 2015, registered a proposal for resolution at the Extraordinary General Meeting to be held on April 29, 2015 at 3:05 p.m. (“Meeting”), the highlights of the proposal being:

1.       Proposal for an increase in subscribed and paid in capital stock in the amount of R$ 10,148,000,000.00 (ten billion, one hundred and forty-eight million reais), the said capital stock increasing from R$ 75,000,000,000.00 (seventy-five billion reais) to R$ 85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais), through the capitalization of values posted to the Revenue Reserves – Company’s Statutory Reserves.

1.1.    Bonus in Shares at the ratio of 10% (ten percent): the capital increase shall be effected with the issue of 553,083,268  (five  hundred and fifty-three million, eighty-three thousand, two hundred and sixty-eight) new book entry shares, without par value, being 277,003,654 (two hundred and seventy-seven million, three thousand, six hundred and fifty-four) common and 276,079,614 (two hundred and seventy-six million, seventy-nine thousand, six hundred and fourteen) preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, the shares held as treasury stock also enjoying the bonus rights.

1.2.    Purpose: to increase the liquidity of the shares as a result of the adjusted value of their market quotation, given that trading at a more accessible level together with a larger number of shares in the market, potentially, creates more transactions and a higher financial volume, thus creating stockholder value. The new shares to be issued shall be distributed free of charge and shall benefit stockholders proportionally to their shareholding stake held prior to the bonus.

1.3.    Baseline date: since, in addition to the approval of the stockholders at the Extraordinary General Meeting, the aforementioned decisions are contingent for their validation on the approval of the Central Bank of Brazil, the baseline ex-bonus rights date shall be announced by the Company to the market once the said authorization is received.

Consequently, until the date is announced in due course, the Company’s shares shall continue to be traded with bonus rights and only after this date, traded ex-bonus rights.

1.4.    Trading: Once this proposal is approved, the shares shall continue to be traded with bonus rights until the baseline date described in sub-item 1.3 above, the new shares being released for trading after the approval of the respective process by the Central Bank of Brazil and the inclusion in the stockholders’ positions, the latter being subject to an announcement to the market.

1.5.    Bonus Share Rights: the new shares shall be entitled in full to dividend payouts that may be declared following the date of inclusion of these shares in the stockholders’ position as described in item 1.3 above in the same terms of the Company’s common and preferred shares, as applicable.

1.6.    Dividends: the monthly dividends shall be maintained at R$ 0.015 per share, such that the total amounts paid monthly by the Company to stockholders shall be increased by 10% (ten percent), following inclusion of the bonus shares in the shareholding position. The minimum annual dividend guaranteed for preferred shares shall be maintained at R$0.022 per share.

1.7.   Share Fractions: the bonus shall always be effected in whole numbers. Following approval of the Central Bank of Brazil, the Company shall establish a period of no less than 30 (thirty) days for those stockholders wishing to transfer shares arising from the share bonus pursuant to Paragraph 3, Article 169 of Law 6404/76. Once this period has elapsed, any remaining fractional amounts of shares shall be separated, grouped in whole numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange and the net resulting value shall be released to the stockholders of these share fractions. The Company shall notify greater details on the said procedures in due course.

1.8.    Cost of Bonus Shares: the cost attributed to the bonus shares is R$ 18.348050984612 per share for the purposes of the provision in Paragraph 1, Article 47 of the Brazilian Internal Revenue Service Normative Instruction 1.022 of April 5, 2010 as well as Sole Paragraph, Article 10 of Law 9.249.95.

1.9.    International Market: simultaneously to the operation in the Brazilian market and in the same proportion, the securities traded in the United States market (ADR – American Depositary Receipt) and the Argentine market (CEDEAR – Argentine Depositary Certificate) shall also receive a 10% (ten percent) bonus, investors to receive 1 (one) new ADR/CEDEAR for each batch of 10 (ten) ADRs/CEDEARs of which they were holders on the baseline date; thus the ADRs/CEDEARs will continue to be traded in the proportion  of 1 (one) preferred share of the Company to 1 (one) ADR/CEDEAR.

2.       Proposal for the increase in authorized capital limit in the same proportion as the share bonus proposed herein such that the Company be authorized to increase the capital stock upon the decision of the Board of Directors, irrespective of statutory amendment up to the limit of 7,986,000,000 (seven billion, nine hundred and eighty-six million) shares, being 3,993,000,000 (three billion, nine hundred and ninety-three million) common shares and 3,993,000,000 (three billion, nine hundred and ninety-three million) preferred shares. Currently, the Company is authorized to increase the capital stock upon the decision of the Board of Directors, irrespective of statutory amendment, up to the limit of 7,260,000,000 (seven billion, two hundred and sixty million) shares, being 3,630,000,000 (three billion, six hundred and thirty million) common  shares and 3,630,000,000 (three billion, six hundred and thirty million) preferred shares.

Eventual clarifications that may be necessary can be obtained from the Company’s investor relations website (www.itau.com.br/investor-relations) as well as the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

São Paulo (SP), March 27, 2015.

MARCELO KOPEL
Investor Relations Officer